                                                                   Exhibit 99.C4




                                                                November 8, 2002


Nasdaq Financial Products Services, Inc.
9513 Key West Avenue
Rockville, MD 20850


          Re:  BLDRS Index Funds Trust

               consisting of four separate and distinct trust funds designated as: BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund

Ladies & Gentlemen:

         As counsel for Nasdaq Financial Products Services, Inc. (the "Sponsor") in connection with the BLDRS Index Funds Trust (the "Trust"), we have examined an executed copy of the Trust Indenture dated as of November 8, 2002 (the "Indenture") and Standard Terms and Conditions of the BLDRS Index Funds Trust, dated and effective as of November 8, 2002 (the "Agreement" and, together with the Indenture, collectively referred to as the "Indenture and Agreement"), both between the Sponsor, and The Bank of New York, as Trustee. The Indenture and Agreement established the Trust consisting of four separate and distinct trusts (each, a "Fund") designated as: BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund into which Lehman Brothers and UBS Warburg LLC, the depositors deposited certain securities, (the "Securities"), and moneys to be held by the Trustee upon the terms and conditions set forth in the Indenture and Agreement for the benefit of the respective Funds' Beneficial Owners, as defined in the Indenture and Agreement (the "Beneficial Owners"). Under the Indenture and Agreement, shares were issued representing fractional undivided interests ("Shares") in BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund.

         In rendering this opinion, we have assumed that each Fund will make an effective election under Treas. Reg. Sec. 301.7701-3(c) to be classified as an association taxable as a corporation for federal income tax purposes, and intends to and will otherwise qualify for and effectively elect treatment as a regulated investment company

("RIC") under Subchapter M of Chapter 1 of Subtitle A of the Internal Revenue Code of 1986, as amended (the "Code").

         Based upon the foregoing and upon an examination of such other documents and consideration of such other matters of law as we have deemed necessary, and assuming that each Fund remains qualified for treatment, at all relevant times, as a RIC under the applicable provisions of the Code, we are of the opinion that, under existing laws, regulations, rulings and court decisions, each Fund would not be subject to federal income tax on such part of its net income and capital gain, if any, as is timely distributed to the Fund's Beneficial Owners.

         This opinion letter is solely for your benefit in connection with the listing of the Shares of each Fund on the Nasdaq Stock Market, Inc. and may not be relied upon, used, circulated, quoted or referred to, nor may copies hereof be delivered to any other person, firm or corporation without our prior written consent. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-84788) relating to the Shares of each BLDRS Index Fund referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.



                                       Very truly yours,


                                       Carter, Ledyard & Milburn